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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                  SCHEDULE 13D
                                  (Rule 13d-1)

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                             SILVER HILL MINES, INC.
                                (Name of Issuer)

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                          Common Stock, $.001 par value

                         (Title of Class of Securities)


                                    827736109

                                 (CUSIP Number)


                           c/o Gregory M. Wilson, Esq.
                              18610 East 32nd Ave.
                              Greenacres, WA 99016
                                 (509) 891-8373

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 14, 2008

             (Date of Event Which Requires Filing of This Statement)


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




    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

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   1       NAMES OF REPORTING PERSONS
           IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Long Lane Capital, Inc.

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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)
                                                                 (b)

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   3       SEC USE ONLY

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   4       SOURCE OF FUNDS
           OO

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   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)

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   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Washington State, U.S.A.

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           7           SOLE VOTING POWER                            13,365,000

        ------------------------------------------------------------------------

           8           SHARED VOTING POWER                           -0-

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           9           SOLE DISPOSITIVE POWER                      13,365,000

        ------------------------------------------------------------------------

           10          SHARED DISPOSITIVE POWER                      -0-

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               13,365,000

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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               26.77%*

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   14      TYPE OF REPORTING PERSON
                               OO

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     *Based on  approximately  13,365,000  shares  outstanding  on July 14, 2008 computed from the issuer's recent filings.

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   NAMES OF REPORTING PERSONS
   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Gregory M. Wilson

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   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)
                                                         (b)

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   SEC USE ONLY

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   SOURCE OF FUNDS
   N/A

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   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) OR 2(e)

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   CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.

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   7           SOLE VOTING POWER                                     -0-

        ------------------------------------------------------------------------

   8           SHARED VOTING POWER                                  13,365,000

        ------------------------------------------------------------------------

   9           SOLE DISPOSITIVE POWER                                -0-

        ------------------------------------------------------------------------

   10          SHARED DISPOSITIVE POWER                             13,365,000

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   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               13,365,000

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   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


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   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               26.77%*

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   TYPE OF REPORTING PERSON
                       IN

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

Item 1. Security and Issuer.
        -------------------

    On May 14, 2007, Silver Hill Mines, Inc. filed a registration statement on Form 10-12G. The registration statement became effective July 13, 2008. Long Lane Capital, Inc. is filing this statement reporting its beneficial ownership of 26.77% of the issuer's capital stock. This statement relates to shares of common stock, $.001 par value (the "Common Stock"), of Silver Hill Mines, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 18610 East 32nd Ave., Greenacres, WA 99016. At present, there are 49,918,961, issued and outstanding shares of the Issuer's Common Stock.

Item 2. Identity and Background.

     a.   The name of the Reporting Person is Long Lane Capital, Inc..

     b. The principal business address of Long Lane Capital, Inc. is 18610 East 32nd Ave., Greenacres, WA 99016.


     c. Gregory M. Wilson is the President of Long Lane Capital, Inc. and exercises control over Long Lane Capital, Inc. Mr. Wilson's is a lawyer licensed to practice law in the states of Washington and Idaho.


     d.   During the past five years,  Mr.  Wilson has not been  convicted  in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).


     e. During the past five years, Mr. Wilson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     f.   Mr. Wilson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

The source and amount of other consideration used in making the purchase reported by Long Lane Capital, Inc. were funds from Long Lane Capital, Inc. The shares were acquired pursuant to a common stock promissory note purchase transaction agreement.

Item 4. Purpose of Transaction.
        ----------------------

Long Lane Capital, Inc. acquired voting control of the Issuer on April 2, 2007. Long Lane Capital, Inc. organized efforts to cause the Issuer to, change its corporate charter, change the board of directors, change corporate domicile, and seek a business combination entity for the Issuer. These actions occurred during 2007.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

    a. At present, the Issuer has issued and outstanding 49,918,961 shares of Common Stock, of which Long Lane Capital is presently the record owner of 13,365,000 shares.

    b. The following table indicates the number of shares as to which Long Lane Capital, Inc. has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

                         Sole Voting Power


Name of Person           Number of Shares               Percent Outstanding
Long Lane Capital        13,365,000                     26.77%



                         Shared Voting Power


Name of Person           Number of Shares               Percent Outstanding
Gregory M. Wilson        13,365,000                     26.77%



                         Sole Dispositive Power


Name of Person           Number of Shares               Percent Outstanding
Long Lane Capital        13,365,000                     26.77%



                         Shared Dispositive Power


Name of Person           Number of Shares               Percent Outstanding
Gregory M. Wilson        13,365,000                     26.77%


Gregory M. Wilson is the principal shareholder of Long Lane Capital, Inc. He is a director and president of Long Lane Capital, Inc. Mr. Wilson exercises voting and investment control of Long Lane Capital, Inc. in his role as President.

               c.      Not applicable.


               d.      None.


               e.      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
        -------------------------


Long Lane Capital, Inc., an affiliate shareholder owning 26.77% of the Company's issued and outstanding common stock, is owned by Gregory M. Wilson. The Company entered into a legal engagement agreement with Mr. Wilson dated April 7, 2007. The Company will incur legal fees for Mr. Wilson's services to the Company which will become due at the time the Company enters into a business combination transaction.

Advances by Long Lane Capital, Inc. to, or on behalf of, the Company which are not covered under the terms and conditions of the common stock promissory note purchase transaction identified in Item 3 above, will likely be characterized at some future date, as a company convertible promissory note obligation, or other form of debt securities. Presently, there are no convertible promissory note agreements or understandings with the Company as to any terms or conditions for future advances or loans by Long Lane Capital, Inc.

Item 7. Material to be Filed as Exhibits.
         None

                                    SIGNATURE
                                    ---------

    After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 14, 2008


Long Lane Capital, Inc.

By: /s/ Gregory M. Wilson
    ----------------------
     Title: President